UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                               GUITAR CENTER INC.
                          -----------------------------
                                (Name of Issuer)


                                  Common Stock
                          -----------------------------
                          (Title of Class of Securities)


                                    402040109
                                 (CUSIP Number)


                                  May 28, 1999
                          -----------------------------
             (Date of Event which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

         [  ]     Rule 13d-1(b)

         [X ]     Rule 13d-1(c)

         [  ]     Rule 13d-1(d)

--------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which which would alter disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 402040109         SCHEDULE 13G                  Page 2 of 6 Pages


--------------------------------------------------------------------------------
1. NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

         Allen Dinardi
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP

         (a) [ ]           (b)  [X]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

--------------------------------------------------------------------------------
4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.
--------------------------------------------------------------------------------
NUMBER OF SHARES       5. SOLE VOTING POWER                81,792  shares
                     -----------------------------------------------------------
BENEFICIALLY OWNED     6. SHARED VOTING POWER           1,292,814 shares
                     -----------------------------------------------------------
BY EACH REPORTING      7. SOLE DISPOSITIVE POWER           81,792 shares
                     -----------------------------------------------------------
PERSON WITH            8. SHARED DISPOSITIVE POWER      1,292,814 shares
--------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,374,606 shares
--------------------------------------------------------------------------------
10.      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES  [  ]
--------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         6.83%
--------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

CUSIP NO. 402040109         SCHEDULE 13G                  Page 3 of 6 Pages


     This Schedule 13G, dated June 11, 1999, of Allen Dinardi relates to the shares of Common Stock of Guitar Center, Inc.

Item 1(a).        Name of Issuer:

         Guitar Center Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

         5155 Clareton Drive, Agoura Hills, CA 91301

Item 2(a).        Name of Person Filing:

         Allen Dinardi

Item 2(b).        Address of Principal Business Offices or, if none, Residence:

         P.O. 1569, Jacksonville, OR 97530

Item 2(c).        Citizenship:

         U.S.A.

Item 2(d).        Title of Class of Securities:

         Common Stock

Item 2(e).        CUSIP Number:

         402040109

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

         (a)      [ ] Broker or dealer  registered  under section 15 of
                      the Securities Exchange Act of 1934 (the "Act").

         (b)      [ ] Bank as defined in section 3(a)(6) of the Act.

         (c)      [ ] Insurance company as defined in section 3(a)(19) of the
                      Act.

         (d)      [ ] Investment  company registered under section 8 of
                      the Investment Company Act of 1940.


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CUSIP NO. 402040109         SCHEDULE 13G                  Page 4 of 6 Pages



         (e)      [ ]  An investment advisor in accordance with
                       ss.240.13d-1(b)(1)(ii)(E).

         (f)      [ ] An employee  benefit  plan or endowment fund in
                      accordance with ss.240.13d-1(b)(1)(ii)(F).

         (g)      [ ] A parent  holding  company or control person in
                      accordance with ss.240.13d-1(b)(1)(ii)(G).

         (h)      [ ] A savings  association as defined in Section 3(b)
                      of the Federal Deposit Insurance Act.

         (i)      [ ]  A  church  plan that is excluded from the
                       definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940.

         (j)      [ ]  Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

         See Item 6.

         If this statement is filed pursuant to ss.240.13d-1(c), check this box [X].

Item 4.  Ownership:

         (a) Amount beneficially owned:  1,374,606 shares

         (b) Percent of class:  6.83%

         (c) Number of shares as to which the person has:

             (i)   Sole power to vote or to direct the vote: 81,792 shares

             (ii)  Shared power to vote or to direct the vote: 1,292,814 shares

             (iii) Sole power to dispose or to direct the disposition of:
81,792 shares

             (iv)  Shared power to dispose or direct the disposition of:
1,292,784 shares

Item 5.  Ownership of Five Percent or Less of a Class

         Not applicable

CUSIP NO. 402040109         SCHEDULE 13G                  Page 5 of 6 Pages


Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

     The Securities referred to as beneficially owned by Allen Dinardi in Item 4(c)ii and 4(c)iv of this Document are owned by various trusts for which Mr. Dinardi serves as trustee. The trusts are as follows:

- Musicians Friend Trust owns 1,001,788 shares with Robert Eastman, DeAnna Eastman and Allen Dinardi as Trustees.

- Sterling Investments Trust owns 77,021 shares with Allen and Sheri Dinardi as Trustees.

- The Emmanuel Foundation owns 170,255 shares with Allen and Sheri Dinardi as Trustees.

- Promise Land Real Estate Development Trust owns 43,750 shares with Allen and Sheri Dinardi as Trustees.

     The Securities referred to as beneficially owned by Allen Dinardi in 4(c)i and 4(c)ii of this Document are convertible options.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable

Item 8.  Identification and Classification of Members of the Group

         Not applicable

Item 9.  Notice of Dissolution of Group

         Not applicable

Item 10. Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP NO. 402040109         SCHEDULE 13G                  Page 6 of 6 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




           June 8, 1999                            /s/ Allen Dinardi
--------------------------------           ------------------------------
               (Date)                                Allen Dinardi